Filed by Allos Therapeutics, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Allos Therapeutics, Inc.

Commission File No. 000-29815

This filing relates to the proposed merger of Allos Therapeutics, Inc., a Delaware corporation (“Allos”) with Alamo Acquisition Sub, Inc. (“Merger Sub”), a Delaware corporation and subsidiary of AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of July 19, 2011, by and among Allos, AMAG and Merger Sub.

Email Communication from Paul Berns, Chief Executive Officer of the Company, to Customers of the Company on July 20, 2011

July 20, 2011

To [Customer]:

We are writing to share some good news with you.  This morning we announced that AMAG Pharmaceuticals and Allos Therapeutics have reached an agreement to combine our companies.  By combining, we are creating a stronger, more efficient company committed to the development and commercialization of innovative therapies for the treatment of serious and life-threatening diseases.

We are very excited about this merger and what it means for our customers and their patients.  The new company will have a portfolio of commercial products in the U.S. comprising AMAG’s FERAHEME® (ferumoxytol injection) and Allos’ FOLOTYN® (pralatrexate injection).

Our merger is expected to be completed early in the fourth quarter of 2011.  In the meantime, nothing should change in your daily interaction with our respective companies.

We have attached some Frequently Asked Questions to this letter.  Should you have any additional questions, please do not hesitate to reach out to us or your normal contacts at AMAG and Allos. Thank you — we appreciate your business and we look forward to continuing to work with you for many years to come.

Sincerely,

Brian J.G. Pereira, MD	Paul L. Berns
President and Chief Executive Officer of AMAG	President and Chief Executive Officer of Allos

Email Communication from Paul Berns, Chief Executive Officer of the Company, to Employees of the Company on July 20, 2011

July 20, 2011

Dear [Employee],

Today, we made an important announcement about the future of our company — we announced that we have entered into an agreement under which Allos will combine with AMAG Pharmaceuticals in an all-stock merger of equals.  We have attached the joint press release we issued this morning and a list of Frequently Asked Questions for your reference.

For those of you not familiar, AMAG is a biopharmaceutical company with an FDA-approved drug, FERAHEME® (ferumoxytol injection), which is used to treat adult patients with iron deficiency anemia (IDA) and chronic kidney disease (CKD) in a variety of settings, including hematology/oncology clinics, hospitals and nephrology clinics, where many CKD patients receive intravenous iron.   Additionally, IDA and CKD are both common concomitant conditions of oncology patients and FERAHEME is often administered to these patients as a supportive care therapeutic.  The combined company is expected to leverage customer relationships for the benefit of both AMAG’s FERAHEME and Allos FOLOTYN® (pralatrexate injection).

We believe that merging with AMAG is a highly effective way to further build our two commercial-stage brands and capitalize on the exciting market opportunities open to us in the hematology, oncology and hospital settings, beginning with the large and growing hematology/oncology market.  We are confident that Allos’ substantial product development and commercial experience in oncology will be a valuable asset for the combined company and will help both brands achieve their full market potential and improve the lives of the patients who rely on us.

After the merger, Brian Pereira, current President and Chief Executive Officer of AMAG, will serve as President and Chief Executive Officer of the combined company, which will be headquartered in Lexington, Massachusetts at AMAG’s current facility.  I will serve on the combined company’s Board of Directors.

We will have an all company meeting on Thursday, July 21 at 1:00 p.m. MT to provide further details regarding the merger.  We will also hold other employee meetings with our senior leadership team in the near future to answer any questions you may have.

Between now and the closing of the transaction, which we expect to be in the fourth quarter of 2011, it will be critically important that our organization continues to perform with the same level of excellence and professionalism.  I know I can count on you all to continue your best efforts.

This transaction will likely generate interest from the media and other third parties.  As always, it is important for us to speak with one voice.  If you receive any inquiries from the media or other questions from outside Allos, please forward them to Monique Greer at mgreer@allos.com or call internal ext. 5268 or 720-236-5959 (cell).  In the meantime, feel free to reach out to your senior manager or any member of the senior staff regarding any questions you may have.

Thank you for your hard work and dedication — you have been and continue to be an integral part of our success.

Sincerely,

Paul Berns

Additional Information and Where You Can Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger between AMAG and Allos will be submitted to the respective stockholders of AMAG and Allos for their consideration.

AMAG will file a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Allos and AMAG and other documents concerning the proposed acquisition with the Security and Exchange Commission (the “SEC”).  Investors are urged to read the joint proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information.  Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Allos and AMAG with the SEC at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus and other documents may also be obtained for free by contacting Allos’ Investor Relations by e-mail at investorrelations@allos.com, by telephone at (303) 426-6262 or by mail at Investor Relations, Allos Therapeutics, Inc., 11080 CirclePoint Road, Suite 200, Westminster, CO 80020 or by contacting AMAG’s Investor Relations by e-mail at asullivan@amagpharma.com, by telephone at

(617) 498-3303 or by mail at Investor Relations, AMAG Pharmaceuticals, Inc., 100 Hayden Avenue, Lexington, MA 02421.

Allos, AMAG, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed merger.  Information regarding Allos’ directors and executive officers and their beneficial ownership of Allos’ common stock is also set forth in Allos’ annual proxy statement on Schedule 14A filed with the SEC on April 29, 2011. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Allos’ Investors page on its corporate website at www.allos.com.  Information concerning AMAG’s directors and executive officers and their beneficial ownership of AMAG’s common stock is set forth in AMAG’s annual proxy statement on Schedule 14A filed with the SEC on April 18, 2011.  This document is available free of charge at the SEC’s website at www.sec.gov or by going to AMAG’s Investors page on its corporate website at www.amagpharma.com.  Additional information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Allos’ investors or AMAG’s investors generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and other similar terminology or the negative of these terms, are intended to identify such forward-looking statements, but their absence does not mean that a particular statement is not forward-looking.  Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated by the forward-looking statements.  These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. For example, if Allos or AMAG does not receive its respective required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which AMAG or Allos expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of Allos or AMAG stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; disruptions to the businesses of Allos and AMAG during the pendency of the merger and during the realization of the cost synergies, including diminished performance by the commercial organizations due to planned reductions in the size of the sales and marketing organization at the combined company;  the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Allos and AMAG generally, including those set forth in the filings of Allos and AMAG with the SEC, especially in the “Risk Factors” section of Allos’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 10, 2011, the “Risk Factors” section of AMAG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 9, 2011, and in Allos’ and AMAG’s other periodic reports and filings with the SEC.  Allos cautions investors not to place undue reliance on the forward-looking statements contained herein.  All forward-looking statements are based on information currently available to Allos on the date hereof, and Allos undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this presentation, except as required by law.